

Mail Stop 7010

June 27, 2008

Allegheny Technologies Incorporated
Attention: Richard J. Harshman, Chief Financial Officer
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

Re: Allegheny Technologies Incorporated
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 26, 2008
        Form 10-Q for the Fiscal Quarter Ended March 31, 2008
        Filed May 9, 2008
        Definitive Proxy Statement
        Filed March 25, 2008
        File No. 001-12001

Dear Mr. Harshman:

        We have reviewed your letter dated June 12, 2008 and have the following comments.

<u>Proxy Statement for 2008 Annual Meeting of Stockholders</u>

<u>Grants of Plan-Based Awards for 2007, page 41</u>

<u>2007 Annual Incentive Plan, page 42</u>

1.   You state in your response to comment 12 in our letter dated May 30, 2008 that "the Other AIP Targets are not individually material to an understanding of [your] 2007 Annual Incentive Plan awards because none of them is weighted more than 5% for any named executive officer." We note, however, that when taken in the aggregate the six Other AIP Targets account for 30% of the award determination for each named executive officer. This is the same percentage significance as the Operating Cash Flow Target, which target you have already committed to disclose and do not contest is material to an investor's understanding of your award determinations. Given that the Operating Cash Flow Target and the combined Other AIP Targets are of equal significance in determining awards under the plan, we believe that just as the Operating Cash Flow Target is material to investors, so too are the Other AIP Targets material to investors. We note that you characterize the Other AIP Targets as "competitively sensitive information," but you do not explain why you believe this to be the case. If, because of their "competitively sensitive" nature, you believe that the disclosure of some or all of the Other AIP Targets would likely cause you substantial competitive harm and you wish

to avail of Instruction 4 to Item 402(b) of Regulation S-K to withhold their disclosure, please tell us why disclosure of the targets would be likely to cause you substantial competitive harm. Please be detailed and specific in your response, and please provide a separate analysis for each of the targets.

Performance/Restricted Stock Program, page 42

2.　　In future filings, please note that the same net income performance target is used for both performance elements of the PRSP.

Key Executive Performance Plan, page 43

3.　　In future filings, please summarize your payment history for the second level of the KEPP (e.g., to date, as you note in your letter to us dated June 12, 2008, you have never paid an award under the second level of the KEPP). In addition, in future filings please consider adding a sentence to your KEPP disclosure to explain the purpose of the second level of the KEPP program.

You may contact Dieter King at (202) 551-3338, or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director